EXHIBIT 99.2

Glencairn Gold Corporation

Management’s Discussion and Analysis of Financial Position and Operating Results

The following discussion and analysis of the financial position and operating results of Glencairn Gold Corporation (“Glencairn” or the “Company”) is prepared as at March 31, 2007, and should be read in conjunction with the Company’s audited consolidated financial statements and related notes thereto for the year ended December 31, 2006 which have been prepared in United States dollars and in accordance with Canadian generally accepted accounting principles. All dollar amounts are US dollars unless otherwise indicated. Additional information relating to the Company, including the Company’s annual information form, is available on SEDAR at www.sedar.com.

Overview

Glencairn is a gold producer with three mines in Central America. The Limon Mine in Nicaragua has been in continuous production since 1941 and has been owned by Glencairn since late 2003. The Bellavista Mine in Costa Rica was constructed by the Company and entered into commercial production in December 2005. In July 2006 the Libertad Mine was purchased along with a 60% interest in Cerro Quema, an advanced gold project in Panama. During the year the Company also acquired the Mestiza exploration property in Nicaragua. The combination of Bellavista entering commercial production and the acquisition of the Libertad Mine resulted in a doubling of the Company’s gold output in 2006 compared to 2005. The Company is focusing on optimizing its current operating mines in terms of efficiencies, operating costs and production. The Company recently announced that, effective the end of March 2007, mining operations at the Libertad Mine will be suspended while the Company investigates converting the heap-leach mine to a conventional milling operation. The Company’s objective is to become a significant gold producer through the expansion of existing operations, the development of advanced stage projects and strategic acquisitions or mergers.

Libertad and Cerro Quema Acquisition and Financing

On July 6, 2006, the Company acquired a 100% interest in the Libertad gold mine in Nicaragua and a 60% interest in the Cerro Quema advanced gold project in Panama. Total consideration for the Libertad and Cerro Quema properties was 32 million Glencairn common shares valued at $20,889,000.

The results of operations of the acquired assets are included in the consolidated financial statements of Glencairn from the date of acquisition.

The purchase consideration of $20,889,000 has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed based on management’s best estimates and taking into account all available information at the time these consolidated financial statements were prepared. Glencairn has undertaken an independent valuation of the acquired assets and the information obtained from this work, which is expected later in 2007, may result in a final purchase price allocation which may require some changes to the value allocated to tangible assets and liabilities. This process will be performed in accordance with the recent accounting pronouncement relating to “Mining assets – Impairment and Business Combinations” (Emerging Issues Committee Abstract 152).

In conjunction with the acquisition, on July 6, 2006, the Company also made a private placement of 30 million subscription receipts at a price of Cdn$0.60 per subscription receipt for gross proceeds of $16.2 million (Cdn$18 million). Each subscription receipt entitled the holder to acquire one common share and one-half common share purchase warrant, without payment of additional consideration. These subscription receipts were converted to shares on closing of the acquisition. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$0.80 until the earlier of:

(i)	July 6, 2008; or
(ii)

At the option of Glencairn, a date that is 30 days following provision of notice to warrant holders from the Company that the closing price of its common shares on the Toronto Stock Exchange has been at least Cdn$1.20 for 30 consecutive trading days.

Yamana Gold Inc., (“Yamana”) the seller of Libertad and Cerro Quema, also participated in the private placement. At completion of the acquisition, Yamana beneficially owned 42,022,500 common shares of Glencairn, representing 17.9% of the issued and outstanding shares of Glencairn, and have warrants to acquire an additional 2,100,000 common shares. Yamana has the right to participate in future Glencairn equity financings to maintain its pro rata interest in Glencairn and has the right, on an annual basis, to appoint a representative to the Glencairn Board of Directors so long as it maintains a greater than 10% interest in the Company.

Mestiza Acquisition

On September 6, 2006, Glencairn acquired an option to purchase 100% of the Mestiza property in Nicaragua. The property represents a key block of ground covering approximately half the strike length of a 2.4 kilometer-long, gold-bearing structure known as the Tatiana Vein. The remainder of the Tatiana Vein is on the La India property already held by Glencairn. Along half its strike length, including the Mestiza portion, the Tatiana Vein hosts an inferred mineral resource of 689,700 tonnes grading 10.3 grams per tonne gold containing 228,000 ounces of gold. The deposit is open in both directions and at depth. Michael Gareau, Glencairn Vice President, Exploration, and a Qualified Person within the meaning of National Instrument 43-101 has reviewed and approved these statements.

The agreement with the Mestiza property owners requires Glencairn to pay $2.1 million in installments as follows; $0.2 million upon signing, $0.3 million in 12 months, $0.3 million in 24 months, $0.1 million in 30 months, $0.9 million in 36 months and $0.3 million in 42 months. Upon payment of the final installment on March 6, 2010, the Company will have full rights to exploit the property. If the Company chooses at any time to not pay any of the remaining installments, the property will revert back to the original owners. There is a net smelter return royalty of 1.5% payable on gold production from the property. The Company will begin a drilling program in 2007 with the objective to upgrade the mineral resource to mineral reserves. This will be followed by an internal feasibility study on the viability of mining and truck haulage to the Limon mill.

The Company will begin a drilling program in 2007 with the objective to upgrade the mineral resource to mineral reserves. This will be followed by an internal feasibility study on the viability of mining and truck haulage to the Limon mill.

Selected Annual Information

	2006	2005	2004

Gold sales (ounces)	86,536	43,228	47,983
Average spot gold price ($/ounce)	$603	$445	$410
Average realized gold price ($/ounce)	$603	$448	$410
Cash operating costs ($/ounce)	$452	$369	$308
Total cash costs ($/ounce)	$477	$393	$331

($ in thousands, except per share amounts)
Sales	$52,150	$19,383	$19,669
Cost of sales	$39,148	$15,931	$14,770
Net loss	$(7,406)	$(4,077)	$(8,594)
Loss per share – basic and diluted	$(0.04)	$(0.03)	$(0.06)

Cash	$9,567	$6,799	$13,728
Working capital	$13,634	$6,144	$18,693
Total assets	$105,360	$70,239	$60,973

Review of Annual Financial Results:

The last two years have been a growth period for the Company. In December 2005 the Bellavista Mine started commercial operations followed in 2006 by a $16.2 million financing, the acquisition of the Libertad Mine and 60% owned Cerro Quema advanced gold project in Panama and the Mestiza property option. The rise in gold prices and the increased production from Bellavista and the Libertad mines in 2006 have resulted in substantially increased sales and production over the previous year. The Limon Mine generated $1.9 million in earnings from mining operations (2005 - $1.4 million) and Bellavista a $5.6 million (2005 - $0.2 million) both improvements over the previous year. The earnings and cash flow, however, were negatively impacted by the high operating costs of the Libertad Mine which incurred a $5.2 million loss from mining operations from the acquisition date (July 6, 2006) to the end of December 2006. Earnings in 2006 were also negatively impacted by the recording of a $2.8 million fourth quarter provision to cover the estimated costs in respect to future remediation of its Manitoba properties.

Accounts receivable at December 31, 2006 totalled $5,300,000 (2005 - $1,610,000) and the increase of $3,690,000 is attributable to an outstanding receivable on warrants exercised at the end of December 2006 of $2,013,000 (funds were sent to the Company's transfer agent and received by the Company in January 2007) and the acquisition of the Libertad Mine.

Product and supplies inventory increased by $4,822,000 to $13,990,000 at the end of December 2006 compared to 2005. The increase is mainly attributable to the Libertad Mine acquisition.

Summary of Quarterly Results

2006		Q1		Q2	Q3	Q4	Total

Gold sales (ounces)		20,746		20,137	22,787	22,866	86,536
Average spot gold price ($/ounce)		$554		$628	$622	$614	$603
Average realized gold price ($/ounce)		$555		$618	$618	$618	$603
Cash operating costs ($/ounce)		$352		$320	$528	$586	$452
Total cash costs ($/ounce)		$371		$344	$555	$614	$477
Gold produced (ounces)		18,382		21,127	23,106	23,805	86,420
($ in thousands except per share amounts)
Sales		$11,511		$12,441	$14,075	$14,123	$52,150
Cost of Sales		$7,295		$6,436	$12,026	$13,391	$39,148
Net earnings (loss) for the period		$1,770		$2,051	$(3,182)	$(8,045)	$(7,406)
Earnings (loss) per share - basic and diluted		$0.01		$0.01	$(0.01)	$(0.05)	$(0.04)

2005		Q1		Q2	Q3	Q4	Total

Gold sales (ounces)		12,235		9,657	9,598	11,738	43,228
Average spot gold price ($/ounce)		$428		$427	$439	$485	$445
Average realized gold price ($/ounce)		$428		$429	$441	$491	$448
Cash operating costs ($/ounce)		$297		$347	$409	$428	$369
Total cash costs ($/ounce)		$321		$374	$437	$449	$393
Gold produced (ounces)		11,384		9,669	9,814	12,482	43,349
($ in thousands except per share amounts)
Sales		$5,237		$4,143	$4,237	$5,766	$$19,383
Cost of Sales		$3,637		$3,349	$3,926	$5,019	$15,931
Loss for the period	$	(226)	$	(1,401)	$(987)	$(1,463)	$(4,077)
Loss per share - basic and diluted		$(0.00)		$(0.01)	$(0.01)	$(0.01)	$(0.03)

Fourth Quarter 2006 Review

Sales increased by $8,357,000 to $14,123,000 in Q4 2006 compared to Q4 2005 sales of $5,766,000. Gold sold increased by 11,128 ounces and the realized price increased $127 to $618 per ounce. In December 2005 the Bellavista Mine commenced commercial production and this accounted for the increase in gold sales beginning in the first quarter of 2006 compared to the previous four quarters in 2005. In July of 2006 the Libertad Mine was acquired and this accounted for the increase in sales in Q3 and Q4 of 2006 compared to the previous two quarters of 2006 and the prior year.

Cost of sales increased by $8,372,000 or 167% to $13,391,000 in Q4 2006 compared to Q4 2005 and cash operating costs increased by $158 to $586 per ounce. The increase in cost of sales and cash operating costs is attributable to the Bellavista and Libertad mines that had no comparable data in Q4 of 2005. In the prior year the Bellavista cost of sales was only included December 2005 figures, its first month of commercial production. The high mining and production costs at the Libertad Mine have negatively affected the cost of sales in both Q3 and Q4 compared to the previous two quarters of 2006. Lower grades and higher costs for fuel and supplies at the Limon Mine also contributed to the increase in the cash operating costs per ounce.

The net loss in Q4 of 2006 includes a $2.8 million provision for environmental remediation to cover the estimated future costs of the Company’s remaining Keystone properties in Manitoba.

Results of Operations

Limon Mine

	2006	2005	Change	% Change

Gold sold (ounces)	33,067	39,478	(6,411)	(16%)
Pre-production gold ounces sold*	1,095	-	1,095	-
Realized price per ounce	$605	$443	$162	37%
Cash operating cost per ounce	$469	$370	$99	27%
Total cash cost	$507	$397	$110	28%
Tonnes milled	295,562	311,350	(15,788)	(5%)
Ore grade (g/tonne)	4.4	4.7	(0.3)	(6%)
Recovery (%)	83.3	83.8	(0.5)	(1%)

($ in thousands)
Sales	$$20,003	$17,474	$2,529	14%

Cost of sales	15,510	14,615	895	6%
Royalties and production taxes	1,250	1,040	210	20%
Depreciation and depletion	1,283	1,217	66	5%
Accretion	64	118	(54)	(46%)
Environmental remediation	-	(900)	900	(100%)
	18,107	16,090	2,017	13%
Earnings from mining operations	$1,896	$1,384	$512	37%

* These gold ounces were produced in the pre-commercial production period from the Santa Pancha underground mine and are not included in sales figures as disclosed in this Management Discussion and Analysis and in the Consolidated Financial Statements.

Sales from the Limon Mine increased by $2,529,000 or 14% in 2006 compared to 2005. The increase in sales was attributable to the 37% increase in average realized gold price over 2005. Gold quantities sold in 2006 decreased by 6,411 ounces or 16% over 2005 and are attributable to lower production output due to lower ore grades and lower recoveries. The Limon Mine sales and cost of sales were also in part negatively impacted due to a temporary mine shutdown totalling 43 days in the first quarter of 2006. The illegal blockade of the road between the mine and the mill site by a small group of workers was the cause of the temporary shutdown.

The Company’s policy is to recognize commercial production when gold output reaches 60% of the rated capacity on a sustainable basis. The Santa Pancha deposit has achieved this in the first quarter of 2007. The Talavera zone at the Limon Mine has been the prime source of mill feed in 2006 and in 2007 the prime source will transition from Talavera to the Santa Pancha deposit.

Cost of sales increased by $895,000 or 6% while cash operating costs per ounce increased by $99 to $469 in 2006. The increased cost of sales and cash operating cost per ounce is attributable to the 16% decrease in volume of ounces sold in 2006 compared to 2005 and to increases in input costs such as fuel and electricity and the fixed nature of many production costs.

In 2005, a reduction of the estimated cost of reclamation activities produced a credit of $900,000 in environmental remediation.

At December 31, 2006 mineral reserves at the Limon Mine were 199,300 ounces and are expected to provide adequate ore for approximately 4 years of production.

Bellavista Mine

Commercial production at Bellavista commenced in December 2005 and only figures for this one month period are included in the 2005 amounts below.

	2006	2005	Change	% Change

Gold sold (ounces)	38,830	3,750	35,080	935%
Pre production gold ounces sold*	-	9,875
Realized price per ounce	$595	$509	$86	17%
Cash operating cost per ounce	$316	$351	$(35)	(10%)
Total cash cost	$328	$361	$(33)	(9%)
Tonnes mined	1,500,807	164,932	1,335,875	810%
Ore grade (g/tonne)	1.6	1.6	-	-

($ in thousands)
Sales	$$23,115	$1,909	$21,206	1,110%

Cost of sales	12,275	1,316	10,959	833%
Royalties and production taxes	462	38	424	1,116%
Depreciation and depletion	4,760	382	4,378	1,146%
Accretion	39	20	19	95%
Environmental remediation	-	(23)	23	(100%)
	17,536	1,733	15,803	912%
Earnings from mining operations	$5,579	$176	$5,403	3,070%

* Prior to commercial production in December 2005, 9,875 ounces of gold were sold from the Bellavista Mine. The revenue and costs associated with these ounces were capitalized into property, plant and equipment as preproduction costs and are not included in the amounts shown in the table above or any other sales or cost figures in this Management Discussion and Analysis or the Consolidated Financial Statements.

Construction of Bellavista Mine began in December 2003 and commercial production commenced in December 2005; accordingly comparisons have not been made in the text below between 2006 and 2005 as they would not be meaningful.

Gold sold during 2006 totaled 38,830 ounces at a realized price of $595 per ounce for total revenue of $23,115,000. The ounces produced were lower than expected and was attributable to two major factors. In the first two quarters of the fiscal year, the operations experienced a mechanical problem in the secondary crusher which reduced output. Recoveries were thus lower than anticipated. The new mill reached full operation near the end of 2006 and therefore had no impact on 2006 recovery rates. Recoveries are expected to improve in 2007. On September 30, 2006, the Company reviewed and revised its estimates of the recoverable gold ounces from the heap leach pads. The estimated recoverable gold ounces on the heap leach pads had been reduced by 4,642 ounces and have been accounted for on a prospective basis. Leaching samples of the ore in laboratory tests have indicated that, on average, more than 90% of the recoverable gold is recovered within the first 3 months of leaching.  The ultimate recovery of gold from the leach pads will not be known until the leaching process is concluded.  Based on current mine plans, leaching will end in 2012.

Costs of sales in 2006 were $12,275,000 and cash operating costs were $316 per ounce.

Sales at Bellavista during 2005 after commercial production were $1,909,000 from 3,750 ounces of gold at a realized price of $509 per ounce. Cost of sales were $1,316,000 in the same period and cash operating costs were $351 per ounce. In December 2005, the Costa Rican Supreme Court upheld an arbitration award that required the Company to purchase the mineral rights of the Dobles property adjacent to the mine site at a cost of $944,000. In 2006 the Company recorded an additional $44,000 to cover court costs and other expenses on this case. These amounts were charged to earnings are are included in other expenses as there are no known mineral resources on the Dobles property.

At December 31, 2006 mineral reserves in Bellavista of 365,500 ounces are expected to provide adequate ore for approximately 5 years of mine production and 6 years of leaching operations.

Libertad Mine

	2006	2005

Gold sold (ounces)	14,639	-
Realized price per ounce	$617	$-
Cash operating cost per ounce	$776	$-
Total cash cost	$807	$-
Tonnes mined	641,743	-
Ore grade (g/tonne)	1.8	-

($ in thousands)
Sales	$9,032	$-

Cost of sales	11,363	-
Royalties and production taxes	449	-
Depreciation and depletion	2,401	-
Accretion	45	-
	14,258	-

Loss from mining operations	$(5,226)	$-

Glencairn acquired the Libertad Mine in early July of 2006 and for this reason there are no comparative numbers for the previous year. Since that time Glencairn has managed to decrease the cost of producing an ounce of gold significantly, but not by an amount sufficient to make the operation profitable. Extensive metallurgical testing by the Company has determined that recovery rates through heap leaching at this mine are approximately 40% and this low recovery along with extensive pit push back costs since acquisition explains the poor performance of the mine. Accordingly, the Company has determined, based on metallurgical testing, that a conventional milling process versus a heap leach pad would increase recoveries to approximately 90%. In February 2007 the Company announced the suspension of operations effective the end of March 2007 until a conventional mill circuit is commissioned. The recently announced Libertad Mill Plan is dependent on the preliminary scoping study being undertaken by AMEC and the subsequent feasibility study being positive, financing for the project being available, permitting being obtained on a timely basis and expected mill recovery rates being achieved.

Cerro Quema

In August of 2006 the Company undertook an internal economic update to the feasibility study previously prepared by RNC in 2002 and the update confirmed the viability of developing this property. The Company maintains an interest in furthering this project and will make a final decision once the Libertad Mill Project is further advanced.

Other Expenses and Income

($ in thousands)	2006	2005	Change
Environmental remediation	$ 2,750	$ (938)	$ 3,688
General and administrative	4,448	3,534	914
Stock options	1,262	409	853
Exploration	544	1,389	(845)
Other expense	579	174	405

Environmental remediation in 2006 totalled $2,750,000 and is equal to a provision taken to cover the estimated future costs of the Company’s Keystone properties in Manitoba.

General and administrative expense increased by $914,000 or 26% in 2006 compared to 2005 mainly due to higher wages and benefits and professional fees. Overall general and administration costs were reduced by recoveries of $287,000 (2005- $227,000) under a cost-sharing agreement with Blue Pearl Mining Ltd. This cost sharing arrangement ended at the end of February 2007.

Stock option expense increased by $853,000 in 2006 and is mainly attributable to the fact that Glencairn hired many new employees during 2006 compared to 2005 who were granted options. In 2006, the Company issued 7,050,000 options compared to 1,745,000 in 2005.

Exploration expense decreased by $845,000 compared to 2005 due to the suspension of exploration activities from November 2005 to August 2006. In July of 2006 the Company acquired the Libertad Mine and Cerro Quema property and closed a financing that provided the funds to resume exploration work on the properties. Exploration work in 2006 consisted mainly of drilling at Libertad, some trenching in Limon and ongoing holding costs. In 2005, exploration activity consisted of drilling and trenching on the Limon Mine concession with minor prospecting on other Nicaraguan concessions. Nicaraguan mineral concession holdings with low exploration potential were abandoned in 2005 to cut expenses.

Other expense (income) totalled $579,000 compared to $174,000 in 2005. In 2006 the Company had a foreign exchange gain of $139,000 (2005 - loss of $848,000), a gain on sale of property and equipment of $814,000 (2005 - $2,251,000), interest and other income of $668,000 (2005 - $132,000) and interest and finance fees of $1,387,000 (2005 - $648,000) In 2006, the Company incurred an expense for the Dobles award of $44,000 (2005 - $944,000). The company has taken provisions against accounts and notes receivable of $809,000 (2005 - $379,000). The gain on sale of property, plant and equipment of $814,000 (2005 – $2,251,000) was mainly from the sale of the Vogel Project and the mill and certain mineral properties near the Keystone Property in Manitoba.

Related Parties

During the year certain directors and officers of the Company were also directors or officers of Blue Pearl Mining Ltd. The Company provided office and administrative services to Blue Pearl and received a fee based on the cost of the services of $287,000 (2005 - $227,000) for these services. These amounts were applied against general and administrative expenses.

At December 31, 2005, there was a loan receivable of Cdn$425,000 outstanding to a former director of the Company. This loan is non-interest bearing, and was repaid on September 6, 2006.

Cash Flows

Operating activities used $3,517,000 of cash in 2006 and $1,449,000 in 2005. Cash flow generated from operating activities was negatively impacted by the high costs and losses incurred at the Libertad Mine since acquisition in July 2006. Operating cash flows from the Limon and Bellavista mines were positive in 2006. The increase in realized prices for gold to $603 per ounce in 2006 from $445 the previous year also had a positive contribution to the cash flow from operations in 2006.

Financing activities provided a net cash inflow of $14,826,000 (2005 - $10,482,000) from a combination of an equity financing, stock options and warrants exercised and agents options exercised totalling $18,326,000 less $3,500,000 in repayments on long term debt. In 2005 equity financing provided $4,962,000 of financing and the balance was from the proceeds of a long term loan which was used to complete the Bellavista Mine and working capital requirements.

Investing activities used $8,541,000 (2005 - $15,962,000). Property, plant and equipment costs for Limon, Bellavista and Libertad mines and corporate/other were $2,335,000 (2005 - $2,922,000), $6,808,000 (2005 - $16,116,000), $550,000 (2005 - Nil) and $23,000 (2005 - $21,000) respectively. In 2006 the sale of the Vogel Project and certain other assets at the Keystone Mine provided cash of $895,000 (2005 - $2,586,000).

Liquidity and Capital Resources

At December 31, 2006 the Company had cash of $9,567,000 (2005 - $6,799,000) and working capital of $13,634,000 (2005 - $6,144,000). In 2007 the Company will pay the final two payments on its long term debt outstanding at December 31, 2006 of $2,500,000.

In the opinion of management, the working capital at December 31, 2006, together with expected future cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis. The Libertad Mine will be suspending operations at the end of March 2007 until such time as a conventional mill is commissioned.

In February 2007, the Company announced its conversion/expansion program based on the installation of a conventional milling circuit at the Libertad Mine. A scoping study which is expected to be followed by a feasibility study later in 2007 will determine the capital required for this project. The Company is currently conducting due diligence on a used mill which is available. The Company will consider such an acquisition along with short term financing if the economics and terms make sense. The Company is exploring various combinations of debt and equity to finance this project on a permanent basis and will make a final decision once the project costs are known.

The company does not have any off balance sheet arrangements.

Contractual Obligations

The following table presents, as at December 31, 2006, the Company’s known contractual obligations, aggregated by type of contractual obligation:

Description (in thousands)	Total	2007	2008	2009	2010	2011 and later
Long-term debt	$ 2,500	$ 2,500	$ -	$ -	$ -	$ -
Operating leases	1,020	431	467	120	1	1
Purchase obligations	27,864	18,785	6,559	1,260	1,260	-
Site reclamation and closure	5,445	1,226	32	113	541	3,533

Totals	$ 36,829	$ 22,942	$ 7,058	$ 1,493	$ 1,802	$ 3,534

Operating leases are for premises and equipment. Purchase obligations are for contract mining at the Bellavista Mine and supplies at the Bellavista, Limon and Libertad Mines. Site reclamation and closure contractual obligations presented are based on estimated amounts that will be discharged.

Outlook

The Company is focusing on optimizing its current operating mines in terms of efficiencies, operating costs and production. The Company’s objective is to become a significant gold producer through the expansion of existing operations, the development of advanced stage projects and strategic acquisitions or mergers.

In February 2007 the Company announced the suspension of operations at the Libertad Mine effective the end of March 2007 until a conventional mill circuit is commissioned. The Libertad Mill Plan is dependent on the preliminary scoping study being undertaken by AMEC and the subsequent feasibility study being positive, financing for the project being available, permitting being obtained on a timely basis and expected mill recovery rates being achieved. The Company is currently conducting due diligence on a used mill and the Company will consider such an acquisition along with short term financing if the economics and terms make sense. The Company is exploring various combinations of debt and equity to finance this project on a permanent basis and will make a final decision once the final project costs are known.

The Company has undertaken an independent valuation of the Libertad and Cerro Quema assets acquired in July 2006 and the information obtained from this work, which is expected later in 2007, may result in a final purchase price allocation which may require some changes to the value allocated to tangible assets and liabilities.

Gold sales in 2007 are expected to be between 90,000 and 105,000 ounces at a total cash cost of $385 to $425 per ounce. Many production inputs, such as fuel and hydro have been increasing over the past few years but gold prices have increased significantly more and are predicted by many forecasters to stay at these high levels and possibly higher.

The Company has initiated a 2007 $2.2 million exploration program at its Nicaraguan gold properties. The program will focus on the Limon Mine and the Mestiza Project as well as the Libertad Mine, where there has been no exploration since 1998. The objective is to upgrade the mineral resources to mineral reserves. The Company plans to follow up exploration work at the Mestiza Project with an internal feasibility study on the viability of mining and truck haulage to the Limon Mine mill.

In August of 2006 the Company undertook an economic update to the feasibility study prepared on the Cerro Quema property by a previous owner, RNC, in 2002 and the update confirmed the viability of developing this property. The Company maintains an interest in furthering this project and will make a final decision once the Libertad Mill Project is further advanced.

In January 2007, the Company and the Province of Manitoba reached agreement as to the final work to be carried out in the Lynn Lake area under which the Company will complete certain work for which it is responsible and will pay an aggregate of Cdn$2,000,000 in four annual payments commencing when the formal agreement is signed. Representatives of the Manitoba government have indicated final approval could take up to one year. Fifty percent of the water treatment costs until signing of the formal agreement will be deducted from the first payment under the agreement.

The Company has budgeted approximately $4.1 million for capital expenditures at the Limon Mine and $2.5 million at the Bellavista Mine in 2007. The capital budget for the Libertad Mine Mill Project is dependent on the figures provided in the feasibility study which is expected later in 2007 and the project will only be undertaken once it is properly financed.

Risks

Gold Price

The Company’s principal product is gold and the gold price realized largely determines the Company’s profitability. Markets worldwide set the price of gold and may be affected by the value of the US dollar relative to other currencies, central banks sales of gold, political and economic events, supply and demand, inflation or deflation and many other factors. Since 2001, the gold price has generally been increasing and many gold analysts predict further rising prices in the coming years. The Company currently has no gold hedges to protect against falling prices and has no plans to hedge in the foreseeable future.

Currency Risk

Gold and silver are sold in US dollars and many of the Company’s costs are denominated in currencies other than the US dollar. An increase in these currencies would increase operating or capital costs. The Nicaraguan Cordoba and the Costa Rican Colon are the main currencies used by the Company. Currently both these currencies are linked to the US dollar by exchange rates managed through their central banks. No currency hedges are in place or contemplated.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

The Company uses its information on mineral reserves and resources to plan its mining operations. Mineral reserves and resources are estimates only and no assurance can be given that the anticipated tonnages, grades and recoveries will be achieved or processed profitably.  There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control.  Such estimation is a subjective process, and the accuracy of any mineral reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.  Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period.  In addition, there can be no assurance that gold recoveries in laboratory tests will be duplicated during production.

Fluctuation in gold prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate.  The volume and grade of mineral reserves mined and processed and the recovery rates may not be the same as currently anticipated.  Any material reductions in estimates of mineral reserves and mineral resources, or of the Company’s ability to extract these mineral reserves, could have a material adverse effect on the Company’s operations, financial condition and results of operations.

Exploration and Mineral Reserve Replacement

Replacement or expansion of mineral reserves is required to continue mining operations. The Limon Mine has operated for several decades but has rarely had more than two years of future reserves at any time. In 2004 mineral reserves were increased through additional exploration and at December 31, 2006 mineral reserves were sufficient for approximately 4 years of production. Exploration and development at Limon are an ongoing challenge that must replace reserves regularly to ensure continued production. Mineral exploration involves many risks. Exploration expenditures may not produce additional mineral reserves.

The Libertad Mine currently has no mineral reserves and the Bellavista and Limon Mine mineral reserves are being reduced by production.

Environmental

Environmental laws regulate the Company’s mining operations and reclamation activities. The Company complies with current operating rules and has plans to reclaim its sites based on current legislation. Future changes to these laws may result in increased operating or reclamation costs or require financial deposits to guarantee reclamation.

The Company treats wastewater from the tailings pond of its former operation on the Keystone Property in Manitoba. In recent years it has been forced to treat the water for additional nickel and unacceptable acidity being discharged from a tailings pond on a neighbouring property owned by a third party. In January 2007, the Company and the Province of Manitoba reached agreement as to the final work to be carried out in the Lynn Lake area under which the Company will complete certain work for which it is responsible and will pay an aggregate of Cdn$2,000,000 in four annual payments commencing when the formal agreement is signed. Representatives of the Manitoba government have indicated final approval could take up to one year. Fifty percent of the water treatment costs until signing of the formal agreement will be deducted from the first payment under the agreement.

A subsidiary of the Company was named in a complaint, filed in November 2004 by the State of Maine, naming it as a potentially responsible party in respect of additional remediation of a former base metal operation near Blue Hill, Maine in which the subsidiary held a 40% interest.  While the Company believes that it and its subsidiary are not responsible for additional remediation because the subsidiary was fully indemnified by the operator, the outcome of this litigation cannot be determined at this time. On March 6, 2007, the United States District Court granted a motion for summary judgment against the subsidiary in which it concluded that it has liability at the mine site and, unless otherwise excused, is responsible for damages at the site. The remaining issue for the second phase of the case will be the amount of damages assessed to each party, and the extent to which the contractual indemnity applies to the Company's subsidiary.

Political and Economic risk

Operations are based in Nicaragua and Costa Rica. Both are developing countries that have higher political and economic risk than developed countries and the ability to enforce local laws is uncertain. Shifts in political attitude in these countries could adversely affect the Company’s operations.

Tax Risk

The Company’s current structure involves significant inter-company transactions that generate tax deductions that reduce taxable income. While management does not believe that there is a significant risk to the Company’s tax structure, there can be no assurance that taxation authorities will not seek to challenge the structure in the future.

Labour risks

A small group of employees have intermittently interrupted operations at the Limon Mine with illegal road blockades in the last several years. These employees agreed to resolve disputes within the collective agreement mechanisms but have not adhered to this agreement. Other groups from the local community have also blockaded the roads. Operations were interrupted intermittently for 43 days in the first quarter of 2006. Continuation of the Limon Mine operation is dependent on resolving this situation on a permanent basis and ending the production stoppages. The Company continues to experience some disruption in operations from sporadic road blockades. Management is currently seeking to resolve the issues; however, there can be no assurance that a permanent solution to these disruptions will be found and that the Company will be able to operate the mine efficiently.

Libertad Mill expansion

The recently announced Libertad Mill Plan is dependent on the preliminary scoping study being undertaken by AMEC and the subsequent feasibility study being positive, financing for the project being available, permitting being obtained on a timely basis and expected mill recovery rates being achieved. In the absence of any of these factors the Libertad Mine would require a partial or full write down in its balance sheet carrying value. The exact amount of any write down would be determined in the future based on information available at that time.

Non-GAAP Performance Measures

The Company has included the non-GAAP performance measures below in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:

	2006		2005
	Cash Operating Cost	Total Cash Cost	Cash Operating Cost	Total Cash Cost
Statement of Operations (000’s)
Cost of sales	$39,148	$39,148	$ 15,931	$ 15,931
Royalties and production taxes	-	$2,161	-	1,078
Cost base for calculation	$39,148	$41,309	$ 15,931	$ 17,009
Gold sales (ounces)	86,536	86,536	43,228	43,228
Cost per ounce	$452	$477	$ 369	$ 393

Outstanding Share Data

The following common shares and convertible securities were outstanding at March 30, 2007:

Security	Expiry Date	Exercise Price (Cdn$)	Securities Outstanding	Common Shares on Exercise

Common shares				241,111,698
Warrants	Nov. 26/08	1.25	33,857,220	33,857,220
Warrants	Jul. 06/08	0.80	15,000,000	15,000,000
Agents’ warrants [1]	Dec. 22/07	0.38	790,000	790,000
Agents’ warrants [1]	Jul. 06/07	0.60	1,800,000	1,800,000
Warrants on above	Jul. 06/08	0.80		900,000
Options	Jan 01/07 to Mar 23/12	0.23 to 0.95	19,183,000	19,183,000

				312,641,918

Note 1: These agents’ warrants are convertible into one common share and one half-share purchase warrant. Each full warrant is exercisable into a common share at the price indicated in the table.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenditures during the reporting period. The following have been identified as critical accounting policies and estimates and a change in these policies or estimates could materially impact the consolidated financial statements. The Company’s complete accounting policies are described in Note 2 to the consolidated financial statements.

Property, plant and equipment

Carrying values for operating mines, development projects and exploration properties are carried at cost less depreciation, depletion and any write-downs to recognize impairment. Management reviews properties when events or changes in circumstances suggest that the carrying amount of certain long-lived assets may not be recoverable. An asset impairment charge will be required if the undiscounted cash flows do not exceed the carrying amount of the asset tested. The charge to earnings will be the difference between the asset’s fair value and the carrying amount. Future cash flows are estimated by management based on estimated gold prices, operating costs, production volume, reclamation costs, capital expenditures and mineral reserves. Each of these variables is subject to uncertainty and risk.

Depreciation and depletion is also determined based on property, plant and equipment carrying values. Depreciation and depletion is calculated on units of production basis over existing mineral reserves using ounces of gold. Mineral reserves are an estimate of the quantities of economically recoverable ore and will change from time to time as a result of additional geological information, actual gold grade or recoveries different from original estimates or gold price changes.

Reclamation and closure costs obligations

Reclamation and closure cost obligations have been estimated based on the Company’s interpretation of current laws and regulatory requirements. These requirements are continually changing and these changes may affect the procedures and costs required to complete reclamation obligations. Estimates of the fair value of the liabilities for asset retirement obligations are recognized in the period they are incurred. A corresponding increase in the related asset is recorded and depreciated over the life of the asset. However, when a change in fair value reduces future cash flows, the reduction is recorded against the related asset. If the reduction in fair value exceeds the value of the related asset, the remaining amount is reduced through earnings. Where a related asset is not identifiable with a liability, the change in fair value is charged to earnings in the period. Each period, the liability is increased to reflect the accretion (or interest) portion of the initial fair value estimate and changes in estimated cost and timing of the reclamation procedures. Actual future reclamation costs may be materially different from the costs estimated by the Company at December 31, 2006.

Contingencies

An estimated contingent loss is recorded when it is determined from available information that a loss is probable and that the amount can be reasonably estimated. Contingent liabilities involve the exercise of judgment and an estimate of future outcomes. Contingencies are described in Note 20 to the consolidated financial statements.

Leach Pad Product Inventory at the Bellavista Mine

Gold from the Bellavista Mine is recovered through the heap leaching process by which ore is placed on leach pads, treated with a chemical solution, and the solution is processed in a plant to recover the gold. For accounting purposes, costs are accumulated in product inventory based on current mining costs. Costs are removed from product inventory as ounces are recovered based on the average cost per recoverable ounce of gold on the leach pad.

The estimates of recoverable gold on the leach pads are calculated from the tonnes of ore placed on the leach pads, the assayed grade of ore placed on the leach pads and an estimated recovery percentage. Feasibility study testing indicated approximately 79% of the contained gold ounces would be recovered by the end of the mine life.

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balance process is constantly monitored and estimates are refined based on actual results over time.  At December 31, 2006, the weighted-average cost per estimated recoverable ounce of gold on the leach pads was $333 (2005 - $263) per ounce.

Commercial Production

The Company has established a policy to estimate when commercial production commences. That policy establishes that commercial production commences when gold output reaches 60% of rated capacity on a sustainable basis. In the case of the Bellavista Mine this output was 3,000 ounces of gold per month and was reached in December 2005. The Santa Pancha deposit at the Limon Mine reached commercial production in the first quarter of 2007.

Recent Canadian Accounting Pronouncements

The CICA issued three new accounting standards: Handbook Section 1530, Comprehensive Income; Handbook Section 3855, Financial Instruments – Recognition and Measurement; and Handbook Section 3865, Hedges. The Company will adopt these standards effective January 1, 2007. While the Company does not expect the adoption of these standards to materially impact the consolidated financial statements, it has not made a final determination of the potential impact.

Comprehensive Income

As a result of adopting these standards, a new category, Other Comprehensive Income, will be added to shareholders’ equity in the consolidated balance sheets. Major components for this category will include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of the cash flow hedging instruments.

Financial Instruments – Recognition and Measurement

Under this new standard, all financial instruments will be classified as one of the following: held-to-maturity, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, including loans and receivables, and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits the designation of any financial instrument as held-for-trading upon initial recognition.

Hedges

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair-value hedges, cash-flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair-value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributed to the hedged risk and recognized in net income. This change in fair value of the hedged item, to the extent that the hedging relationship is effective, is offset by changes in the fair value of the derivative. In a cash-flow hedging relationship the ineffective portion will be recognized in net income. The amounts recognized in other comprehensive income will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of net investment in a self-sustaining foreign operation, foreign exchange gains and losses on the hedged instrument will be recognized in other comprehensive income.

Conclusion Regarding the Effectiveness of Disclosure Control and Procedures

Under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the disclosure controls and procedures, as such as defined under Rule 13a 15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). Based on this evaluation, the Chief Executive Officer and our Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective as of the end of the period covered by this annual report, because of the material weaknesses discussed below in management’s report on internal control over financial reporting.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting, as such term is defined in Exchange Act Rules 13a 15(e). Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the internal controls over financial reporting based on the framework Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). A material weakness is a control deficiency or combination of deficiencies that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Based on the evaluation under the COSO framework, management has concluded that as of December 31, 2006 there were weaknesses identified in the internal controls over financial reporting and that these deficiencies resulted in a more than remote likelihood that a material misstatement would not be prevented or detected. Specifically, management did not maintain effective controls over the Company’s financial reporting in accordance with United States generally accepted accounting principles (“US GAAP”). This control deficiency resulted in material adjustments to the Company’s US GAAP reconciliation note. Also, a control deficiency was identified in the Company’s corporate office accounting group’s review and approval process for recorded journal entries and changes made to the general ledger in respect of the Company’s recently acquired Libertad operations. As a result, and based on the material weaknesses described above, management has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2006. This evaluation excludes an evaluation of the internal controls over financial reporting for the businesses acquired during 2006 including the Company’s 100% interest in the Libertad Mine in Nicaragua and 60% interest in the Cerro Quema property in Panama from Yamana, that collectively represent $24,820,000 of consolidated total assets and $9,032,000 of consolidated revenues of the Company in its Consolidated Financial Statements as of and for the year ended December 31, 2006.

Changes in Internal Control Over Financial Reporting

Glencairn’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated whether any change in Glencairn’s internal control over financial reporting occurred during the fourth quarter of fiscal year 2006. Based on that evaluation, management concluded that there has been no change in Glencairn’s internal control over financial reporting during the fourth quarter of fiscal year 2006 that has materially affected or is reasonably likely to materially affect Glencairn’s internal control over financial reporting.

Management is currently evaluating the implementation of procedures that may be necessary to fully remediate the material weaknesses described above.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis of Financial Position and Operating Results contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, expectation that the Libertad mill scoping and feasibility studies will be positive, estimated recoveries under the milling plan, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital for the mill project, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in the Company’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and the Company’s annual information form for the year ended December 31, 2006 on file with the securities regulatory authorities in Canada. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE REGARDING MINERAL RESERVES AND RESOURCES

Readers should refer to the annual information form of Glencairn for the year ended December 31, 2006 dated March 31, 2007, and other continuous disclosure documents filed by Glencairn since January 1, 2006 available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.